Filed Pursuant to Rule 424(b)(3)
Registration No. 333-288328

PROSPECTUS SUPPLEMENT NO. 1

(to Prospectus dated December 2, 2025)

NAMIB MINERALS

PROSPECTUS FOR
Up to 87,548,686 Ordinary Shares

Up to 18,576,712 Ordinary Shares Issuable Upon Exercise of Warrants

Up to 7,212,394 Warrants to Purchase Ordinary Shares

This Prospectus Supplement No. 1 (this “Supplement”) updates and supplements the prospectus dated December 2, 2025 (the “Prospectus”), which forms a part of our Registration Statement on Form F-1 (File No. 333-288328) (as amended, the “Registration Statement”), related to (i) the offer and resale from time to time by the Selling Securityholders of up to (a) 87,548,686 Ordinary Shares (including 7,212,394 Ordinary Shares issuable upon the exercise of the Sponsor Warrants), and (b) 7,212,394 Sponsor Warrants, and (ii) the issuance by us of up to 18,576,712 Ordinary Shares upon exercise of the Warrants. Capitalized terms used in this Supplement and not otherwise defined herein have the respective meanings ascribed to them in the Prospectus.

The purpose of this Supplement is to update and supplement the information included in the Prospectus with the information contained in our Report on Form 6-K which was submitted to the U.S. Securities and Exchange Commission (the “SEC”) on December 9, 2025 and is included immediately following the cover page of this Supplement. This Supplement is not complete without, and may not be utilized except in connection with, the Prospectus, including any supplements and amendments thereto.

We may further amend or supplement the Prospectus and information in this Supplement from time to time by filing amendments to the Registration Statement or other supplements to the Prospectus, as required. You should read the entire Prospectus, this Supplement, any amendments to the Registration Statement, or subsequent supplements to the Prospectus (to the extent information therein is not superseded by more up to date information in subsequent supplements or amendments to the Prospectus) carefully before you make your investment decision.

Our Ordinary Shares are listed on the Nasdaq Global Market under the symbol “NAMM,” and our Warrants are listed on the Nasdaq Capital Market under the symbol “NAMMW.” On December 8, 2025, the closing trading prices of our Ordinary Shares and Warrants were $1.20 and $0.066, respectively.

YOU SHOULD CAREFULLY CONSIDER THE MATTERS DISCUSSED UNDER “RISK FACTORS” BEGINNING ON PAGE 9 OF THE PROSPECTUS.

NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THE PROSPECTUS, AS SUPPLEMENTED BY THIS SUPPLEMENT, IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Supplement is December 9, 2025.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number 001-42685

Namib Minerals

(Translation of registrant’s name into English)

71 Fort Street, PO Box 500,

Grand Cayman, Cayman Islands, KY1-1106

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Entry into Amended and Restated Promissory Note

As previously disclosed, on September 30, 2025, Namib Minerals (the “Company”) issued a promissory note with a face value of $3.5 million (the “Original Note”) to Cohen & Company Securities, LLC (“Cohen”) in connection with outstanding payment obligations to Cohen for certain services provided to the Company in connection with the Company’s completed business combination. On December 9, 2025, the Company amended and restated the Original Note (the “Promissory Note”) to limit the number of Company ordinary shares, par value $0.0001 (“Ordinary Shares”), that may be issued to Cohen under the Promissory Note without the approval of the Company’s shareholders. The terms of the Original Note are otherwise unchanged. Pursuant to the terms of the Promissory Note, the Company is obligated to make monthly payments in either cash or Ordinary Shares, at the Company’s discretion, for 12 months beginning on November 1, 2025. The first 11 monthly payments are to be in an amount equal to $300,000 and the last payment is to be $200,000. To the extent the Company elects to make payment in Ordinary Shares, the issue price of the Ordinary Shares will be calculated as the lesser of (i) 95% of the closing price on the Nasdaq Stock Market of the Ordinary Shares on the trading day immediately preceding the applicable payment date, and (ii) the arithmetic average of the Daily VWAP (as defined in the Promissory Note) for the five (5) trading days ending on the trading day immediately preceding the applicable payment date. The Promissory Note also provides resale registration rights to Cohen for Ordinary Shares issued in accordance with the terms thereof. Cohen is restricted from selling such Ordinary Shares on any trading day in an amount greater than 5% of the Trading Volume (as defined in the Promissory Note), without the prior written consent of the Company.

The foregoing description of the Promissory Note is a summary, does not purport to be complete, and is qualified in its entirety by reference to the Promissory Note, which is attached hereto as Exhibit 10.1.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Amended and Restated Promissory Note, dated December 9, 2025, issued by Namib Minerals to Cohen & Company Securities, LLC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAMIB MINERALS

By:	/s/ Ibrahima Tall
Name:	Ibrahima Tall
Title:	Chief Executive Officer

Date: December 9, 2025

2

Exhibit 10.1

Execution Version

AMENDED AND RESTATED PROMISSORY NOTE

$3,500,000.00	New York, New York
December 9, 2025

WHEREAS, Namib Minerals, an exempted company limited by shares incorporated under the laws of the Cayman Islands (and any successor entity) (the “Borrower”), previously executed a Promissory Note in the principal amount of $3,500,000 on September 30, 2025 (the “Original Note”), in favor of Cohen & Company Securities, LLC ( “CCS”); and

WHEREAS, the Borrower and CCS desire to amend and restate the Original Note as set forth herein. References hereinafter to this “Note” shall mean the Promissory Note, as amended and restated herein.

FOR VALUE RECEIVED, the Borrower promises to pay to the order of CCS, at its office in New York, NY, or at such other place as the holder hereof may hereafter from time to time designate in writing, on November 1, 2026 (the “Maturity Date”), in lawful money of the United States of America, the principal sum of $3,500,000.00 (the “Principal Balance”). No interest shall accrue on the unpaid Principal Balance of this Note.

Reference is hereby made to that certain Engagement Letter dated as of February 5, 2024 by and between CCS and the Borrower (the “Sellside Engagement Letter”) and that certain Engagement Letter dated September 29, 2023 by and between CCS and the Hennessy Capital Investment Corp. VI (the “Buyside Engagement Letter” and together with the Sellside Engagement Letter, the “Engagement Letter”). In consideration of the covenants, agreements, and undertakings of the Borrower and CCS under this Note, effective as of the date hereof, CCS, on behalf of itself and its respective present and former parents, subsidiaries, affiliates, officers, directors, shareholders, members, successors, and assigns (collectively, “Releasors”) hereby releases, waives, and forever discharges the Borrower and its respective present and former, direct and indirect, parents, subsidiaries, affiliates, employees, officers, directors, shareholders, members, agents, representatives, permitted successors, and permitted assigns (collectively, “Releasees”) of and from any and all actions, causes of action, suits, losses, liabilities, rights, debts, dues, sums of money, accounts, reckonings, obligations, costs, expenses, liens, bonds, bills, specialties, covenants, contracts, controversies, agreements, promises, variances, trespasses, damages, judgments, extents, executions, claims, and demands, of every kind and nature whatsoever, whether now known or unknown, foreseen or unforeseen, matured or unmatured, suspected or unsuspected, in law, admiralty, or equity, which any of such Releasors ever had, now have, or hereafter can, shall, or may have against any of such Releasees for, upon, or by reason of any matter, cause, or thing whatsoever arising out of or relating to Section 1 “Fees and Expenses” or Section 8 “Right of First Refusal” of the Sellside Engagement Letter and Section 1 “Fees and Expenses” of the Buyside Engagement Letter, under which sections of the Engagement Letter, for the avoidance of doubt, the Releasees shall have no further obligations. During the Term (as defined in the Sellside Engagement Letter) and for twelve (12) months thereafter, the Borrower shall evaluate in good faith the candidacy of CCS as the Borrower’s book-running lead managing or co-managing underwriter, book-running lead arranger or placement agent in connection with any “underwritten” Rule 144A offering, underwritten public offering (including, without limitation, for convertible securities and preferred stock) or private placement, or other financing that may be undertaken by the Borrower; provided that, however, for the avoidance of doubt, any engagement of CCS for any aforementioned role upon such evaluation shall be in the sole discretion of the Borrower.

All unpaid Principal Balance under this Note shall be due and payable on the Maturity Date unless earlier converted into Shares (as defined below) in accordance with the terms set forth herein or accelerated upon the occurrence of an Event of Default (as defined below). The Borrower may prepay this Note in whole or in part at any time or from time to time without penalty or premium by paying the unpaid Principal Balance, which prepayment may, in the Borrower’s sole discretion, be made in cash or by issuance of its ordinary shares (“Shares”) to CCS; provided, however, that such prepayment in Shares may only be made on or after the Initial Payment Due Date (as defined below) and if the Registration Statement is effective on the date of such issuance.

Whenever any payment to be made hereunder shall be due on a day that is not a Business Day (as defined below), such payment shall be made on the next succeeding Business Day. For purposes of this Note, “Business Day” means a day other than a Saturday, Sunday, or other day on which commercial banks in New York City are authorized or required by law to close.

All payments hereunder shall be applied to the Principal Balance.

Beginning on November 1, 2025 (the “Initial Payment Due Date”), and on the first of the month of each month thereafter until and including September 1, 2026 (and if such date is not a Business Day, the next Business Day thereafter) (each such date, including the Maturity Date, a “Payment Due Date”), the Borrower shall make an amortization payment in an amount equal to $300,000.00; provided, however, that on the Maturity Date, the Borrower shall make an amortization payment in the amount of $200,000.00 (each such payment, an “Amortization Payment”). For the avoidance of doubt, each such Amortization Payment shall be in satisfaction of any related Amortization Payment obligation. The Amortization Payment is payable to CCS in U.S. dollars by wire transfer of immediately available funds (provided, however, on the Maturity Date all amounts due under this Note shall be due and payable). Notwithstanding the foregoing and except as otherwise provided herein, the Borrower may, in its sole discretion, elect to pay all or any portion of any Amortization Payment or prepay the unpaid Principal Balance in Shares by providing written notice to CCS at least five (5) Business Days prior to the Payment Due Date or the measuring date of the prepayment of the unpaid Principal Balance (such prepayment date, the “Share Prepayment Measuring Date”), as applicable (such notice, a “Share Issuance Notice”). In the event on any Payment Due Date, a Registration Statement (as defined below) registering the resale of Shares issuable hereunder has not been declared effective by the Securities and Exchange Commission (the “SEC”) or the Borrower has failed to maintain its effectiveness pursuant to the terms of this Note, any Amortization Payment due and payable on such Payment Due Date shall be payable by Borrower to CCS in U.S. dollars by wire transfer of immediately available funds and shall not be payable in Shares. If Borrower elects to make any such Amortization Payment or prepayment of the unpaid Principal Balance in Shares, Borrower shall deliver a number of Shares no later than two (2) Business Days following the Payment Due Date or the Share Prepayment Measuring Date, as applicable (any such date of issuance, the “Issue Date”), equal to: (i) the amount of the Amortization Payment or unpaid Principal Balance, as applicable, the Borrower elects to convert divided by (ii) a dollar amount (the “Conversion Purchase Price”) equal to the lesser of (A) 95% of the closing price of the Shares on the Trading Day immediately preceding the applicable Payment Due Date or Share Prepayment Measuring Date and (B) the arithmetic average of the Daily VWAP (defined below) for the five (5) Trading Days (defined below) ending on the Trading Day immediately preceding the applicable Payment Due Date or Share Prepayment Measuring Date.

The Shares, when issued, shall be duly authorized, validly issued, fully paid and non-assessable and shall be registered for resale under the Securities Act, or otherwise freely tradeable, as of the Issue Date, and shall be delivered in book entry form in the name of, and delivered to, CCS (or its designee) on the Issue Date. Notwithstanding anything to the contrary contained in this Note, CCS and the Borrower agree that the total cumulative number of Shares issued to CCS hereunder may not, after taking into account any other issuances that are required to be aggregated with such issuance hereunder pursuant to Nasdaq Listing Rule 5635, exceed 19.99% of the Shares outstanding as of immediately prior to the definitive agreement hereunder or, if applicable, the first definitive agreement with respect to such aggregated issuances, except that such limitation will not apply following Shareholder Approval.

After receipt by CCS of any Share Issuance Notice, which shall include a proposed Share total to be issued (the “Proposed Share Total”), if the delivery of the Proposed Share Total would cause CCS, together with any other person with which CCS is considered to be part of a group under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or with which CCS otherwise files reports under Sections 13 and/or 16 of the Exchange Act, to become, directly or indirectly, a “beneficial owner” (within the meaning of Section 13(d) of the Act and the rules and regulations promulgated thereunder) of a number of shares of the Borrower that exceeds 9.9% of the number of shares of the Borrower that are outstanding as of the Issue Date (such excess, the “Excess Shares”), then CCS shall notify the Borrower no later than three (3) Business Days after its receipt of the Share Issuance Notice of Excess Shares. On the Issue Date, in lieu of issuing the Excess Shares, the Borrower shall make a payment in cash equal to (i) the product of the amount of the applicable Amortization Payment multiplied by the number of Excess Shares, divided by (ii) the Proposed Share Total (such amount the “Excess Cash Amount”). The delivery of the Proposed Share Total less the Excess Shares and the payment of the Excess Cash Amount shall fully satisfy the then applicable Amortization Payment obligation.

For purposes of this Note, the following capitalized terms have the following meanings:

“Daily VWAP” means, for any Trading Day, the per share volume-weighted average price of the Borrower’s ordinary shares as displayed under the heading “Bloomberg VWAP” on Bloomberg page for the Borrower (or, if such page is not available, its equivalent successor page) in respect of the period from the scheduled open of trading until the scheduled close of trading of the primary trading session on such Trading Day (or, if such volume-weighted average price is unavailable, the market value of one share of the Borrower’s ordinary shares on such Trading Day, determined, using a volume-weighted average price method, by a nationally recognized independent investment banking firm selected by CCS). The Daily VWAP will be determined without regard to after-hours trading or any other trading outside of the regular trading session.

“Shareholder Approval” means such approval as may be required by the applicable rules and regulations of the Nasdaq Stock Market (or any successor entity), including Nasdaq Listing Rule 5635(e), from the shareholders of the Borrower with respect to the issuance of Shares under this Note.

“Trading Day” means a day on which trading in the Borrower ordinary shares generally occurs on the principal U.S. national or regional securities exchange on which the Borrower’s ordinary shares are then listed or, if the Borrower’s ordinary shares are not then listed on a U.S. national or regional securities exchange, on the principal other market on which the shares of the Borrower’s ordinary shares are then traded.

“Trading Volume” means, for any Trading Day, the daily trading volume for the ordinary shares of the Borrower, as reported by Bloomberg on such Trading Day.

All unpaid Principal Balance that is not then converted into Shares, shall continue to remain outstanding and to be subject to the conditions of this Note. No fractional Shares shall be issued upon conversion of any portion of this Note. In lieu of any fractional Shares to CCS upon conversion of this Note, the Borrower shall pay to CCS an amount equal to the product obtained by multiplying the Conversion Purchase Price by the fraction of a Share not issued pursuant to the previous sentence.

The Borrower agrees to use its best efforts to prepare and file with the SEC a registration statement on Form F-1 registering the resale of the Shares (the “Registration Statement”) by October 1, 2025, and shall use its best efforts to have the Registration Statement declared effective as soon as practicable after the filing thereof. The Borrower agrees to use its best efforts to cause the Registration Statement, or another shelf registration statement that includes the Shares, to remain effective (except for customary blackout periods) and during the pendency of effectiveness of any post-effective amendment that the Borrower is required by law to file with the SEC until the earliest of (i) the date on which CCS ceases to hold any Shares covered by such Registration Statement, or (ii) the first date on which CCS is able to sell all of the Shares issued hereunder under Rule 144 without limitation as to the manner of sale or the amount of such securities that may be sold.

CCS agrees on its own behalf and on behalf of its affiliates that Shares it receives pursuant to the terms hereunder shall not be sold on any Trading Day in excess of 5.0% of the Trading Volume, without the prior written consent of the Borrower (such consent not to be unreasonably withheld, conditioned or delayed).

As used herein, “Event of Default” means any of the following:

(i)	The Borrower fails to make any payment when due in accordance with the terms of this Note or the Borrower fails to issue any Shares when due in accordance with the terms of this Note.

(ii)	Any representation or warranty made or deemed made by the Borrower to CCS is incorrect in any material respect on the date as of which such representation or warranty is made or deemed made or the failure of the Borrower or the Borrower to comply with the covenants, conditions or agreements set forth in this Note.

(iiii)	A garnishment, summons or a writ of attachment is issued against or served upon CCS for the attachment of any property of the Borrower or any indebtedness owing to the Borrower.

(iv)	The commencement by the Borrower or the Borrower of a voluntary case under any applicable bankruptcy, insolvency, reorganization, rehabilitation or other similar law, or the consent by it to the appointment of or taking possession by a receiver, liquidator, assignee, trustee, custodian, sequestrator (or other similar official) of the Borrower or the Borrower or for any substantial part of their property, or the making by it of any assignment for the benefit of creditors, or the failure of the Borrower or the Borrower generally to pay their debts as such debts become due, or the taking of corporate action by the Borrower or the Borrower in furtherance of any of the foregoing, or the Borrower or the Borrower is insolvent (however defined), is dissolved or liquidated or goes out of business.

(v)	The entry of a decree or order for relief by a court having jurisdiction in the premises in respect of the Borrower or the Borrower in an involuntary case under any applicable bankruptcy, insolvency or other similar law, or appointing a receiver, liquidator, assignee, custodian, trustee, sequestrator (or similar official) of the Borrower or the Borrower or for any substantial part of their property, or ordering the winding-up or liquidation of its affairs, and the continuance of any such decree or order unstayed and in effect for a period of sixty (60) consecutive days.

(vi)	Borrower or the Borrower fails to pay when due any of its debt (other than debt arising under this Note), when due and such failure continues after the applicable grace period, if any, specified in the agreement or instrument relating to such debt.

Upon the occurrence of an Event of Default, the holder of this Note may, at such holder’s option, by notice in writing to the Borrower declare this Note to be immediately due and payable, whereupon the Principal Balance shall be immediately due and payable without presentment, demand, protest or other notice of any kind, all of which are hereby expressly waived, anything contained herein or in the documents evidencing the same to the contrary notwithstanding; provided, however, that upon the occurrence of an Event of Default specified in paragraph (iv) or (v) above, the Principal Balance thereon shall become automatically due and payable without notice or demand.

The Borrower shall pay all costs of collection, including reasonable attorneys’ fees and legal expenses, if this Note is not paid when due, whether or not legal proceedings are commenced.

The Borrower hereby represents and warrants to CCS on the date hereof as follows: (a) the Borrower is an exempted company duly incorporated, validly existing, and in good standing under the laws of the state of its jurisdiction of organization; (b) the Borrower has the requisite power and authority, and the legal right, to execute and deliver this Note, and to perform its obligations hereunder; (c) the execution and delivery of this Note by the Borrower and the performance of its obligations hereunder have been duly authorized by all necessary corporate action in accordance with all applicable laws; the Borrower has duly executed and delivered this Note; (d) no consent or authorization of, filing with, notice to, or other act by, or in respect of, any governmental authority or any other person or entity is required in order for Borrower to execute, deliver, or perform any of its obligations under this Note; (e) the execution and delivery of this Note and the consummation by the Borrower of the transactions contemplated hereby do not and will not (i) violate any law applicable to the Borrower or by which any of its properties or assets may be bound or (ii) constitute a default under any agreement or contract by which the Borrower may be bound; (f) this Note is a valid, legal, and binding obligation of the Borrower, enforceable against the Borrower in accordance with its terms; and (g) no action, suit, litigation, investigation, or proceeding of, or before, any arbitrator or governmental authority is pending or, to the knowledge of the Borrower, threatened by or against the Borrower or any of its property or assets (i) with respect to this Note or any of the transactions contemplated hereby or (ii) that could reasonably be expected to materially adversely affect the Borrower’s financial condition or the ability of the Borrower to perform its obligations under this Note.

No amendment, modification or waiver of any provision of this Note or any related document or consent to any departure by the Borrower therefrom shall be effective unless the same is in writing and signed by CCS. Any such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given, and shall not be construed as a waiver of any right or remedy on any future occasion. No delay or omission on the part of any holder hereof in exercising any right or remedy hereunder shall operate as a waiver of any right or remedy under this Note.

All payments under this Note shall be made without setoff, counterclaim or deduction of any kind including, without limitation, for any applicable taxes. Any amount owing by the Borrower to CCS shall not be reduced in any way by any outstanding obligations of CCS to the Borrower or the undersigned, whether such obligations are monetary or otherwise.

All makers, endorsers, sureties, guarantors and accommodation parties hereby waive presentment, dishonor, notice of dishonor and protest, and consent to any and all extensions, renewals, substitutions and alterations of any of the terms of this Note and any other documents related hereto and to the release of or failure by CCS to exercise any rights against any party liable for or any property securing payment thereof.

This Note shall be governed by the substantive law of New York.

THE BORROWER HEREBY IRREVOCABLY WAIVES ALL RIGHTS TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF, BASED ON OR PERTAINING TO THIS NOTE OR ANY OTHER RELATED DOCUMENT. FOR ITSELF AND ITS PROPERTY, THE BORROWER IRREVOCABLY AND UNCONDITIONALLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF THE COURTS OF THE STATE OF NEW YORK AND OF THE UNITED STATES DISTRICT COURT FOR NEW YORK (AND ANY APPELLATE COURT FROM SUCH COURTS) IN ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS NOTE.

The Borrower has caused this Note to be issued as of the date first written above.

NAMIB MINERALS

By:	/s/ Ibrahima Tall
	Name:	Ibrahima Tall
	Title:	Chief Executive Officer

Acknowledged and Agreed:

COHEN & COMPANY SECURITIES, LLC

By	/s/ Jerry Serowik
	Name:	Jerry Serowik
	Title:	Head of Cohen & Company Capital Markets